                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   Form U-5S/A

                               AMENDMENT NO. 1 TO
                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 70002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

The following sections of CenterPoint Energy, Inc.'s ("CenterPoint") Form U-5S for the year ended December 31, 2003, filed on May 3, 2004 with the Securities and Exchange Commission (the "Commission") are hereby amended or restated as indicated below.

ITEM  6. OFFICERS AND DIRECTORS - PART I.

The names, principal address and positions held as of December 31, 2003 of the officers and directors of system companies is presented in the tables on the following pages. The principal business address of each officer and director is indicated in such tables by the numbers (1) through (10). The addresses associated with these number designations are shown in the address key below. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

                                             CENTERPOINT
                            CENTERPOINT     ENERGY SERVICE  UTILITY HOLDING,
  DIRECTORS AND OFFICERS    ENERGY, INC.     COMPANY, LLC         LLC
--------------------------  -----------     --------------  ---------------
Milton Carroll  (1)         D, COB          COB
John T. Cater  (1)          D
Darrill Cody (1)            D
O. Holcombe Crosswell  (1)  D
Thomas F. Madison  (1)      D
David M. McClanahan  (1)    D, P, CEO       M, P, CEO
Michael E. Shannon  (1)     D
Scott E. Rozzell  (1)       EVP, GC, S      EVP, GC, S
Stephen C. Schaeffer(1)     EVP, GP         EVP, GP
Gary L. Whitlock  (1)       EVP, CFO        EVP, CFO
James S. Brian  (1)         SVP, CAO        SVP, CAO
Johnny L. Blau  (1)         SVP             SVP
Preston Johnson, Jr.  (1)   SVP             SVP
Thomas R. Standish  (1)
David G. Tees  (1)          SVP             SVP
Bernard J. Angelo  (10)
Patricia F. Genzel  (2)                                     M, P, S
Andrew L. Stidd  (10)
Jeff W. Bonham  (1)         VP              VP
Rick L. Campbell  (1)       VP              VP
Walter L. Fitzgerald  (1)   VP, CO          VP, CO
Patricia F. Graham  (1)     VP              VP
John C. Houston  (1)
Marc Kilbride  (1)          VP, T           VP, T
Floyd J. LeBlanc  (1)       VP              VP

                            CNP FUNDING   CNP HOUSTON    CNP TRANSITION
  DIRECTORS AND OFFICERS      COMPANY    ELECTRIC, LLC    BOND COMPANY
--------------------------  -----------  -------------  -----------------
Milton Carroll  (1)
John T. Cater  (1)
Darrill Cody (1)
O. Holcombe Crosswell  (1)
Thomas F. Madison  (1)
David M. McClanahan  (1)    D, C, P      M, C
Michael E. Shannon  (1)
Scott E. Rozzell  (1)       VP, S        EVP, GC, S     EVP, GC, S
Stephen C. Schaeffer(1)
Gary L. Whitlock  (1)       VP           EVP, CFO       M, P
James S. Brian  (1)                      SVP, CAO       M, SVP, CAO
Johnny L. Blau  (1)
Preston Johnson, Jr.  (1)
Thomas R. Standish  (1)                  P, COO
David G. Tees  (1)
Bernard J. Angelo  (10)                                 M
Patricia F. Genzel  (2)
Andrew L. Stidd  (10)                                   M
Jeff W. Bonham  (1)
Rick L. Campbell  (1)
Walter L. Fitzgerald  (1)                               VP, C
Patricia F. Graham  (1)
John C. Houston  (1)                     VP
Marc Kilbride  (1)          VP, T        VP, T          M, VP, T
Floyd J. LeBlanc  (1)

Andi J. McCormac  (1)
Joseph B. McGoldrick  (1)    VP           VP
Doyle W. McQuillon  (1)
Sharon Michael-Owens  (1)
H. Wayne Roesler  (1)        VP           VP
Steven H. Schuler  (1)       VP           VP
Rufus S. Scott  (1)          VP, DGC, AS  VP, DGC, AS
Jim F. Schaefer  (1)
Allan E. Schoeneberg  (1)    VP           VP
C. Dean Woods  (1)           VP           VP
Richard B. Dauphin  (1)      AS           AS
Gretchen H. Denum  (1)       AS           AS
Linda Geiger  (1)            AT           AT

Andi J. McCormac  (1)                     VP
Joseph B. McGoldrick  (1)
Doyle W. McQuillon  (1)                   VP, GM
Sharon Michael-Owens  (1)                 VP
H. Wayne Roesler  (1)
Steven H. Schuler  (1)
Rufus S. Scott  (1)          VP, AS       VP, DGC, AS       VP, DGC, AS
Jim F. Schaefer  (1)                      VP, GM
Allan E. Schoeneberg  (1)
C. Dean Woods  (1)
Richard B. Dauphin  (1)      AS           AS                AS
Gretchen H. Denum  (1)
Linda Geiger  (1)            AT           AT                AT

                            HI FINANCECO
 DIRECTORS AND OFFICERS       GP, LLC
------------------------    ------------
David M. McClanahan  (1)    P
Scott E. Rozzell  (1)       EVP, S
Gary L. Whitlock  (1)       EVP, CFO
James S. Brian  (1)         SVP, CAO
Marc Kilbride  (1)          M, VP, T
Rufus S. Scott  (1)         VP, AS
Richard B. Dauphin  (1)     AS
Linda Geiger  (1)           AT

     DIRECTORS AND          CNP ENERGY,  CNP INVESTMENT
        OFFICERS             INC. (DE)   MANAGEMENT, INC.
------------------------    ----------   ----------------
David M. McClanahan  (1)    D
Scott E. Rozzell  (1)
Gary L. Whitlock  (1)
Patricia F. Genzel  (2)                  D, P, S
Mike W. Watters  (1)                     D
Marc Kilbride  (1)
Kamini D. Patel  (2)                     VP, AS

Richard B. Dauphin  (1)
Linda Geiger  (1)

 DIRECTORS AND OFFICERS       CNP POWER SYSTEMS, INC.  CNP PRODUCTS, INC.  CNP PROPERTIES, INC.   CNP TEGCO, INC.
-------------------------     -----------------------  ------------------  --------------------   ---------------
David M. McClanahan  (1)      C                        D, P                D, C, P                D, P
Scott E. Rozzell  (1)         VP, S                    VP, S               VP, S                  VP, S
Stephen C. Schaeffer  (1)                                                  D, VP
Gary L. Whitlock  (1)                                  VP
James S. Brian  (1)
Marc Kilbride  (1)            VP, T                    VP, T               D, VP, T               VP, T
Allan E. Schoeneberg  (1)                                                  VP
Rufus S. Scott  (1)                                    VP, AS              VP, AS                 VP, AS
Richard Snyder  (1)           P, COO
Richard B. Dauphin  (1)       AS                       AS                  AS                     AS
Linda Geiger  (1)             AT                       AT                  AT                     AT

 DIRECTORS AND OFFICERS       NORAM ENERGY CORP.
------------------------      ------------------
David M. McClanahan  (1)      P
Scott E. Rozzell  (1)         VP, S
James S. Brian  (1)
Marc Kilbride  (1)            VP, T
Rufus S. Scott  (1)
Richard B. Dauphin  (1)       AS
Linda Geiger  (1)             AT

                                  TEXAS GENCO      TEXAS GENCO GP,     TEXAS GENCO LP,    UTILITY RAIL
    DIRECTORS AND OFFICERS       HOLDINGS, INC.          LLC                 LLC          SERVICES, INC.
------------------------------   --------------    ---------------     ---------------    -------------
J. Evans Attwell (1)             D
Donald R. Campbell (1)           D
Robert J. Cruikshank (1)         D
Patricia A. Hemingway Hall (1)   D
David M. McClanahan  (1)         D, COB                                                   C, P
Scott E. Rozzell  (1)            D, EVP, GC, S     EVP, GC, S                             VP, S
David G. Tees  (1)               D, P, CEO         M, P
Gary L. Whitlock  (1)            D, EVP, CFO       EVP, CFO
James S. Brian  (1)              SVP, CAO          SVP, CAO                               D, VP
Patricia F. Genzel  (2)                                                M, P, S
Walter L. Fitzgerald  (1)        VP, C
Marc Kilbride  (1)               VP, T             VP, T                                  VP, T
Joseph B. McGoldrick  (1)        VP
Michael A. Reed  (1)             VP                VP
Rufus S. Scott  (1)              VP, DGC, AS       VP, DGC, AS                            VP, AS
Jerome D. Svatek  (1)            VP
Richard B. Dauphin  (1)          AS                AS                                     AS
Linda Geiger  (1)                AT                AT                                     AT

                                                                              ARKANSAS
                                     CNP            ALG         ALLIED        LOUISIANA       ARKLA       ARKLA
                                  RESOURCES,    GAS SUPPLY     MATERIALS       FINANCE     INDUSTRIES,   PRODUCTS
    DIRECTORS AND OFFICERS          CORP.         COMPANY     CORPORATION    CORPORATION       INC.       COMPANY
-------------------------------  ------------   ----------    -----------    -----------   -----------   --------
David M. McClanahan  (1)         D, C, P, CEO                 D, C, CEO                    D, P
Scott E. Rozzell  (1)            EVP, GC, S     VP, S         VP, S          VP, S         VP, S         EVP, S
Stephen C. Schaeffer  (1)        EVP, GP
Gary L. Whitlock  (1)            EVP, CFO                                    D, VP         D, VP
James S. Brian  (1)              SVP, CAO       D, VP                        D, VP         D, VP         D
Preston Johnson, Jr.  (1)        SVP
Kathleen Gardner Alexander  (5)  AS             D, VP, GC                    VP, AS                      D
Constantine S. Liollio  (1)                     D, P                         D, P                        D, P
Jerry W. Plant  (4)                                           D, P
Wayne D. Stinnett, Jr.  (1)                                   D, VP

Walter L. Fitzgerald  (1)        VP, CO
Marc Kilbride  (1)               VP, T          VP, T         VP, T          VP, T         VP, T         VP, T
Rufus S. Scott  (1)              VP, DGC, AS    VP, AS                       VP, AS        VP, AS        VP, AS
Brenda A. Bjorklund  (8)         AS
Richard B. Dauphin  (1)          AS             AS            AS             AS            AS            AS
Daniel O. Hagen  (8)             AS
George C. Hepburn, III  (1)      AS                           VP, AS
Linda Geiger  (1)                AT             AT            AT             AT            AT            AT
Michelle Willis  (3)             AS


                                     CNP            CNP                          CNP FIELD      CNP GAS     CNP GAS
                                 ALTERNATIVE     CONSUMER       CNP FIELD        SERVICES     PROCESSING   MARKETING
  DIRECTORS AND OFFICERS         FUELS, INC.    GROUP, INC.   SERVICES, INC.   HOLDINGS,INC.      INC.      COMPANY
---------------------------      -----------    -----------   --------------   -------------  ----------   ----------
David M. McClanahan  (1)         D, P           D, C
Scott E. Rozzell  (1)            VP, S          VP, S         VP, S            VP, S          VP, S        VP, S
Edwin J. Spiegel  (7)                                                                                      SVP
Kevin J. Blase  (7)                                                                                        VP
Gary M. Cerny  (8)                              P
Walter L. Ferguson  (1)
Hugh G. Maddox  (3)                                           D, SVP, COO                     D, SVP
Benjamin J. Reese  (1)                                                                                     VP
Wayne D. Stinnett, Jr.  (1)      D, VP                                                                     D, P
Cyril J. Zebot  (1)                                                            D, VP
Marc Kilbride  (1)               VP, T          VP, T         VP, T            VP, T          VP, T        VP, T
Andrea L. Newman  (8)                           VP
Rufus S. Scott  (1)              VP, AS         VP, AS        VP, AS           VP, AS         VP, AS
Brenda A. Bjorklund  (8)                        AS
Richard B. Dauphin  (1)          AS             AS            AS               AS             AS           AS
George C. Hepburn, III  (1)                                                                                VP, AS
Linda Geiger  (1)                AT             AT            AT               AT             AT           AT
Michelle Willis  (3)                                          AS                              AS

                                  CNP GAS RECEIVABLES,  CNP GAS TRANSMISSION                            CNP - ILLINOIS GAS
  DIRECTORS AND OFFICERS                  LLC                 COMPANY         CNP HUB SERVICES, INC.   TRANSMISSION COMPANY
---------------------------      --------------------   --------------------  ----------------------   --------------------
David M. McClanahan  (1)                                D, P
Scott E. Rozzell  (1)            EVP, GC, S             VP, S                 VP, S                    VP, S
Gary L. Whitlock  (1)            M, P
James S. Brian  (1)              SVP, CAO
Frank B. Bilotta  (9)            IM
Walter L. Ferguson  (1)                                 D, VP                                          D, VP
Constantine S. Liollio  (1)
Benjamin J. Reese  (1)
Wayne D. Stinnett, Jr.  (1)
Cyril J. Zebot  (1)                                     VP                    D, VP                    VP
Walter L. Fitzgerald  (1)        VP, CO
Robert C. Hausler  (1)                                  VP
Marc Kilbride  (1)               M, VP, T               VP, T                 VP, T                    VP, T
Rufus S. Scott  (1)              VP, DGC, AS            VP, AS                VP, AS                   VP, AS
Robert A. Trost  (7)                                                                                   VP
Richard B. Dauphin  (1)          AS                     AS                    AS                       AS
George C. Hepburn, III  (1)
Linda Geiger  (1)                AT                     AT                    AT                       AT
Michelle Willis  (3)                                    AS

                                                    PINE PIPELINE     CNP GAS           CNP
                                 CNP INTRASTATE      ACQUISITION     SERVICES,        RETAIL        CNP - MRT         CNP MRT
  DIRECTORS AND OFFICERS         HOLDINGS, LLC         COMPANY         INC.       INTERESTS, INC.  CORPORATION     HOLDINGS,INC.
---------------------------      --------------     --------------   ---------    ---------------  -----------     -------------
David M. McClanahan  (1)                                                                           D, P
Scott E. Rozzell  (1)            VP, S                                            VP, S            VP, S           VP, S
Walter L. Ferguson  (1)                                                                            D, VP
Benjamin J. Reese  (1)                                               VP
Wayne D. Stinnett, Jr.  (1)                                          D, P         D, P
Cyril J. Zebot  (1)              M, VP              M, VP                                          VP              D, P
Marc Kilbride  (1)               VP, T                               VP, T        VP, T            VP, T           VP, T
Rufus S. Scott  (1)              VP, AS                                           VP, AS           VP, AS          VP, AS
Robert A. Trost  (7)                                                                               VP
Richard B. Dauphin  (1)          AS                                               AS               AS              AS

Linda Geiger    (1)              AT                                  AT           AT               AT              AT
Michelle Willis  (3)                                                                               AS
Sylvia Z. Zuroweste  (7)                                                                           AS
Kevin J. Blase  (7)                                                  VP
James Best (1)                                                       AS
George C. Hepburn, III  (1)                                          VP, GC, S
Edwin J. Spiegel  (7)                                                SVP

                                  CNP MRT SERVICES    CNP PIPELINE SERVICES,                             CNP TRADING &
 DIRECTORS AND OFFICERS               COMPANY                  INC.               CNP OQ, LLC      TRANSPORTATION GROUP, INC.
-------------------------         ----------------    ----------------------      -----------      --------------------------
David M. McClanahan  (1)                                                                                     D, P
Scott E. Rozzell  (1)                 VP, S                     VP, S                 VP, S                  VP, S
Walter L. Ferguson  (1)                                         D, VP                 D, VP
Cyril J. Zebot  (1)                                                                   VP
Marc Kilbride  (1)                    VP, T                     VP, T                 VP, T                  VP, T
Rufus S. Scott  (1)                   VP, AS                    VP, AS                VP, AS                 VP, AS
Robert A. Trost  (7)                  D, VP, GM
Richard B. Dauphin  (1)               AS                        AS                    AS                     AS
Linda Geiger  (1)                     AT                        AT                    AT                     AT
Michelle Willis  (3)                                            AS
Sylvia Z. Zuroweste  (7)              AS

                                        ENTEX GAS         ENTEX NGV,    ENTEX OIL & GAS                  CNP INTRASTATE
  DIRECTORS AND OFFICERS            MARKETING COMPANY        INC.           COMPANY        INTEX, INC    PIPELINES, INC.
---------------------------         -----------------     ----------    ---------------    ----------   -----------------
David M. McClanahan  (1)                D, C, P              D, P           C, P
Scott E. Rozzell  (1)                   VP, S                VP, S          VP, S            VP, S
Benjamin J. Reese  (1)                  VP                                  VP                                 VP
Wayne D. Stinnett, Jr.  (1)             D, SVP               D, VP          D, SVP           D, P              D, C, P
Marc Kilbride  (1)                      VP, T                VP, T          VP, T            VP, T             VP, T
Rufus S. Scott  (1)                     VP, AS               VP, AS                          VP, AS
Richard B. Dauphin  (1)                 AS                   AS             AS               AS                AS
George C. Hepburn, III  (1)                                                 VP, AS                             VP, GC, S
Linda Geiger  (1)                       AT                   AT             AT               AT                AT

                                          MINNESOTA
                                          INTRASTATE      NATIONAL FURNACE   NORAM UTILITY        CNP FUNDS
       DIRECTORS AND OFFICERS          PIPELINE COMPANY        COMPANY       SERVICES, INC.    MANAGEMENT, INC.   UNITED GAS, INC.
       ----------------------          ----------------        -------       --------------    ----------------   ----------------
David M. McClanahan  (1)                    D, C                                 D, P                                  D, P
Scott E. Rozzell  (1)                       VP, S              VP, S             VP, S              EVP, S             VP, S
Benjamin J. Reese  (1)
Wayne D. Stinnett, Jr.  (1)
James S. Brian  (1)                                            D
Kathleen Gardner Alexander  (5)                                D, VP, AS
Gary M. Cerny  (8)                          D, P
Kenneth Clowes                                                                                      D, P
Phillip R. Hammond  (8)                     D, VP
Constantine S. Liollio  (1)                                    D, P
Marc Kilbride  (1)                          VP, T              VP, T             VP, T              VP, T              VP, T
Rufus S. Scott  (1)                         VP, AS             VP, AS            VP, AS             VP, AS             VP, AS
Brenda A. Bjorklund  (8)                    AS
Richard B. Dauphin  (1)                     AS                 AS                AS                 AS                 AS
George C. Hepburn, III  (1)
Linda Geiger  (1)                           AT                 AT                AT                 AT                 AT

                               CNP INTERNATIONAL,  CNP INTERNATIONAL  RE EL SALVADOR, S.A.  CNP INTERNATIONAL   HIE FORD HEIGHTS,
   DIRECTORS AND OFFICERS            INC.           HOLDINGS, LLC           DE C.V.              II, INC.             INC.
   ----------------------            ----           -------------           -------              --------             ----
David M. McClanahan  (1)             D, C, P
Joseph B. McGoldrick  (1)            VP                  M, VP                                   D, VP                D, VP
Scott E. Rozzell  (1)                EVP, S              VP, S                                   VP, S                VP, S
Gary L. Whitlock  (1)                D, EVP              P                                       P                    P
Marc Kilbride  (1)                   VP, T               VP, T               D                   VP, T                VP, T
Steven H. Schuler  (1)               VP                  VP                                      VP
Rufus S. Scott  (1)                  VP, AS              VP, AS                                  VP, AS               VP, AS
Richard B. Dauphin  (1)              AS                  AS                                      AS                   AS
Linda Geiger  (1)                    AT                  AT                                      AT                   AT

                                                                                               CNP
                                BLOCK 368 GP,  HIE FULTON,                                INTERNATIONAL
       DIRECTORS AND OFFICERS       LLC          INC.       RE INDIA, INC  RE RAIN, INC.  SERVICES, INC.  CNP LIGHT, INC.
       ----------------------       ---          ----       -------------  -------------  --------------  ---------------
Joseph B. McGoldrick  (1)        P               D, VP         D, VP          D, VP          D, VP           D, VP
Scott E. Rozzell  (1)            VP, S           VP, S                                       VP, S           VP, S
Gary L. Whitlock  (1)                            P                                           P               P
Marc Kilbride  (1)               VP, T           VP, T         VP, T          VP, T          VP, T           VP, T
Steven H. Schuler  (1)           VP              VP            D, VP          D, VP          VP              D, VP
Rufus S. Scott  (1)              VP, DGC, AS     VP, AS                                      VP, AS
Douglas H. Darrow  (1)                                         D              D
Richard B. Dauphin  (1)          AS              AS            AS             AS             AS              AS
Linda Geiger  (1)                AT              AT            AT             AT             AT              AT

                                           HIE
                          RE       RE     BRASIL        RE           RE         RE        RE          VENUS        WORLDWIDE
                        BRASIL,  BRAZIL   RIO SUL  INTERNATIONAL   BRAZIL    COLOMBIA  OUTSOURCE  GENERATION EL    ELECTRIC
DIRECTORS AND OFFICERS   LTDA.    LTD.     LTDA.   BRASIL LTDA.   TIETE LTD    LTDA.      LTD.       SALVADOR    HOLDINGS B.V.
----------------------   -----    ----     -----   ------------   ---------    -----      ----       --------    -------------
Steven H. Schuler (1)    DM        D       DM          DM              D         D         D            D

A.  POSITIONS CODES

        ADT             Administrative Trustee
         AS             Assistant Secretary
         AT             Assistant Treasurer
         C              Chairman
        CAO             Chief Accounting Officer
        CEO             Chief Executive Officer
        CFO             Chief Financial Officer
        CIO             Chief Information Officer
         CO             Controller
        COB             Chairman of the Board
        COO             Chief Operating Officer
         D              Director
        DGC             Deputy General Counsel
         DM             Delegate Member

       DTR              Delaware Trustee
       EVP              Executive Vice President
        GC              General Counsel
        GM              General Manager
        GP              Group President
        IM              Independent Manager
        M               Manager
        P               President
        S               Secretary
       SVP              Senior Vice President
        T               Treasurer
        TR              Trustee
        VP              Vice President

B.  ADDRESS CODES

         1              1111 Louisiana
                        Houston, Texas 77002
         2              1011 Centre Road Suite 324
                        Wilmington, Delaware  19805
         3              525 Milam Street
                        Shreveport, Louisiana 71101
         4              2301 N. W. 39th Expressway, Suite 200
                        Oklahoma City, OK 73112
         5              401 West Capitol Avenue, Suite 102
                        Little Rock, AR 72201
         6              700 W. Linden Avenue
                        Minneapolis, Minnesota 55403
         7              9900 Clayton Road
                         St. Louis, Missouri 63124
         8              800 LaSalle
                        Minneapolis, Minnesota 55402
         9              114 West 47th Street, Suite 1715
                        New York, New York 10036
        10              400 West Main Street, Suite 338
                        Babylon, New York 11702

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Attached as Exhibit F-2 is a listing of expenditures to citizens groups and public relations counsel.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part III.

CenterPoint's aggregate investment in EWGs is $2,455,507,000. There are no foreign utility companies in the CenterPoint system. The ratio of CenterPoint's aggregate investment in EWGs to the aggregate capital investment in its domestic public utility subsidiary companies is 49.8%.

                                    EXHIBITS

EXHIBIT B CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

     The organizational documents for the following CenterPoint subsidiaries are incorporated by reference to CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360):

CenterPoint U5B Exhibit No.                           Description
---------------------------                           -----------
B-2                           Organizational documents of Utility Holding, LLC

B-3                           Organizational Documents of CenterPoint Energy Houston Electric, LLC

B-4                           Organizational Documents of Texas Genco Holdings, Inc.

B-5                           Organizational Documents of Texas Genco LP, LLC

B-6                           Organizational Documents of Texas Genco GP, LLC

B-7                           Organizational Documents of Texas Genco, LP

B-8                           Organizational Documents of CenterPoint Energy Resources Corp.

B-9                           Organizational Documents of ALG Gas Supply Company

B-10                          Organizational Documents of Allied Materials Corporation

B-11                          Organizational Documents of Arkansas Louisiana Finance Corporation

B-12                          Organizational Documents of Arkla Industries Inc.

B-13                          Organizational Documents of Arkla Products Company

B-15                          Organizational Documents of CenterPoint Energy Alternative Fuels, Inc.

B-16                          Organizational Documents of Entex Gas Marketing Company

B-16A                         Organizational Documents of CenterPoint Energy Gas Receivables, LLC

B-18                          Organizational Documents of Entex NGV, Inc.

B-19                          Organizational Documents of Entex Oil & Gas Company

B-20                          Organizational Documents of CenterPoint Energy - Illinois Gas Transmission
                              Company

B-22                          Organizational Documents of Intex, Inc.

B-24                          Organizational Documents of Minnesota Intrastate Pipeline Company

B-25                          Organizational Documents of CenterPoint Energy - Mississippi River
                              Transmission Corporation

B-26                          Organizational Documents of CenterPoint Energy MRT Holdings, Inc.

B-27                          Organizational Documents of CenterPoint Energy MRT Services Company

B-29                          Organizational Documents of National Furnace Company

B-30                          Organizational Documents of NorAm Financing I

B-31                          Organizational Documents of NorAm Utility Services, Inc.

B-32                          Organizational Documents of CenterPoint Energy Consumer Group, Inc.

B-33                          Organizational Documents of CenterPoint Energy Field Services, Inc.

B-34                          Organizational Documents of CenterPoint Energy Field Services Holdings, Inc.

B-35                          Organizational Documents of CenterPoint Energy Gas Processing, Inc.

B-36                          Organizational Documents of Reliant Energy Funds Management, Inc.

B-37                          Organizational Documents of CenterPoint Energy Gas Transmission Company

B-38                          Organizational Documents of CenterPoint Energy Hub Services, Inc.

B-39                          Organizational Documents of CenterPoint Energy Intrastate Holdings, LLC

B-40                          Organizational Documents of Pine Pipeline Acquisition Company, LLC

B-41                          Organizational Documents of CenterPoint Energy Pipeline Services, Inc.

B-42                          Organizational Documents of CenterPoint Energy OQ, LLC

B-44                          Organizational Documents of CenterPoint Energy Retail Interests, Inc.

B-45                          Organizational Documents of CenterPoint Energy Trading and Transportation
                              Group, Inc.

B-47                          Organizational Documents of United Gas, Inc.

B-48                          Organizational Documents of HL&P Capital Trust I

B-49                          Organizational Documents of HL&P Capital Trust II

B-52                          Organizational Documents of Houston Industries FinanceCo GP, LLC

B-53                          Organizational Documents of Houston Industries FinanceCo LP

B-54                          Organizational Documents of CenterPoint Energy Funding Company

B-55                          Organizational Documents of NorAm Energy Corp.

B-56                          Organizational Documents of REI Trust I

B-64                          Organizational Documents of Reliant Energy Investment Management, Inc.

B-65                          Organizational Documents of CenterPoint Energy Power Systems, Inc.

B-66                          Organizational Documents of CenterPoint Energy Products, Inc.

B-67                          Organizational Documents of CenterPoint Energy Properties, Inc.

B-68                          Organizational Documents of CenterPoint Energy Tegco, Inc.

B-73                          Organizational Documents of CenterPoint Energy Transition Bond Company, LLC

B-75                          Organizational Documents of Utility Rail Services, Inc.

B-76                          Organizational Documents of CenterPoint Energy International, Inc.

B-77                          Organizational Documents of Reliant Energy Brazil Ltd.

B-78                          Organizational Documents of Reliant Energy Brazil Tiete Ltd.

B-81                          Organizational Documents of CenterPoint Energy International II, Inc.

B-82                          Organizational Documents of HIE Ford Heights, Inc.

B-83                          Organizational Documents of HIE Fulton, Inc.

B-86                          Organizational Documents of CenterPoint Energy International Holdings, LLC

B-88                          Organizational Documents of CenterPoint Energy International Services, Inc.

B-89                          Organizational Documents of CenterPoint Energy Light, Inc.

B-98                          Organizational Documents of Reliant Energy Outsource Ltd.

B-99                          Organizational Documents of Venus Generation El Salvador

The organizational documents for the following CenterPoint subsidiaries are filed as exhibits hereto, as indicated below:

EXHIBIT                                                  DESCRIPTION
-------                                                  -----------
B-101                         Organizational Documents of CenterPoint Energy Intrastate Pipelines, Inc.
B-102                         Amended Organizational Documents of CenterPoint Energy Gas Services, Inc.
B-103                         Organizational Documents of  CenterPoint Energy Service Company, LLC
B-104                         Organizational Documents of Reliant Energy El Salvador, S.A. de C.V.
B-105                         Organizational Documents of Block 368 GP, LLC
B-106                         Reliant Energy Brasil, Ltda.
B-107                         Organizational Documents of HIE Brasil Rio Sul Ltda.

B-108                         Organizational Documents of Reliant Energy Colombia Ltda.

B-109                         Amended Organizational Documents of CenterPoint Energy Funds Management Inc.

B-110                         Amended Organizational Documents of CenterPoint Energy Investment
                              Management Inc.

B-111                         CenterPoint Energy, Inc. (DE)

EXHIBIT E COPIES OF OTHER DOCUMENTS PRESCRIBED BY RULE OR ORDER

Exhibit E-11 2003 Annual Filing for Public Utilities with Affiliated Interests with the Minnesota Public Utility Commission for CenterPoint Energy Minnegasco (filed under cover of Form SE in connection herewith).

Exhibit E-12 Gas Company Jurisdictional Annual Report of CenterPoint Energy Minnegasco to the State of Minnesota Department of Commerce, dated May 1, 2004.

                                    SIGNATURE

     Each undersigned system company has duly caused this Amendment no. 1 to annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                           CENTERPOINT ENERGY, INC.,
                                for itself and on behalf of UTILITY HOLDING, LLC

                           By:    /s/ Rufus S. Scott
                                  ----------------------------------------------
                           Name:  Rufus S. Scott
                           Title: Vice President, Deputy General Counsel and
                                  Assistant Corporate Secretary

Date: July 19, 2004